June 20, 2005
Via U.S. Mail and Facsimile

Graham Packaging Company, L.P.
Philip R. Yates
2401 Pleasant Valley Road
York, Pennsylvania 17402

Re:	Graham Packaging Company, L.P.
	Registration Statement on Form S-4
	File No. 333-125173
	Filed: May 24, 2005
		Graham Packaging Holdings Company
		Form 10-K for the Year Ended December 31, 2004
		File No. 333-53603-03
		Filed: March 31, 2005

Dear Mr. Yates:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff`s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2,
1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman
& Sterling and Morgan Stanley & Co. Incorporated.

2. Disclose whether the guarantors will wholly and unconditionally guarantee the notes.

3. As currently represented, the offer could be open for less than
20
full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

4. Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Forward-Looking Statements, page ii

5. Please relocate this section to follow the Risk Factors.

Summary, page 1

6. We note your summary contains a lengthy description of the company`s business, competitive strengths and business strategy. Further, we note the identical disclosure appears later in your prospectus. In the summary, you should carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company`s business and business strategy. This detailed information is better suited for the body of the prospectus. Please revise accordingly. Please consider limiting your discussion in the "Our Strengths" and "Our Strategy" sections to the captions only. If you want to highlight key aspects of your business strategy and competitive strengths, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of SEC No. 33-7497.

7. Ensure that the information you include in your summary is balanced. To the extent that you continue to cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information.

Our Company, page 1

8. We note the statement that you believe that you are a worldwide leader in the design, manufacture and sale of technology-based, value-added custom blow molded plastic containers for branded consumer products. Please revise these disclosures to specify the measure upon which you base these statements. Please also comply with this comment with respect to your statements in MD &A that you have
established yourself as a leader in the value-added segment.... , that recently, you have been a leading participant in the rapid growth of yogurt drinks... and that you are a leading supplier in the personal care/specialty product cateogry.


Risk Factors, page 16

9. With respect to the following risk factors, please clearly explain how each specific risk applies to your company. For example, you have previously experienced difficulty servicing your debt, experienced labor strife that have disrupted your operations, or are any of the key people planning to retire or nearing retirement age or do you lack employment contracts with these individuals? Please refer to the following:

* Our debt agreements contain restrictions that limit our flexibility in operating our business
* Our international operations are subject to a variety of risks related to foreign currencies and local law in several countries
* Our operations and profitability could suffer if we experience labor relation problems. and
* Our ability to operate the Company effectively could be impaired if we lost key personnel.

10. Please include a risk factor that addresses the potential for material adjustments to the purchase price of O-I Plastic resulting from the net operating loss carryforwards allocated to you from the seller and the finalization of the purchase price.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 35

2004 Compared to 2003, page 39

11. Please disclose which product categories contributed to the net sales increases in Europe and South America. Please provide the same disclosure for the 2003 and 2002 period comparison.

Liquidity and Capital Resources, page 43

12. Please disclose whether you anticipate being able to satisfy the specified financial ratios and tests in your credit facilities.

13. We note your discussion regarding the non-GAAP measure
"covenant
compliance EBITDA." In a schedule, please provide your reconciliation of covenant compliance EBITDA to net income as required in Item 10(e) of Regulation S-K.

Contractual Obligations and Commitments, page 46

14. Please revise your table of contractual cash obligations to include estimated payments under your interest rate swap agreements.
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.
If
you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.

Transactions with Affiliates, page 46

15. Please disclose what recourse Graham Engineering has against you should you decide to buy certain high output extrusion blow molding equipment from another supplier.

Business, page 50

16. Please provide a basis for your statement that you are strategically positioned to benefit from the 60% of the domestic hot-fill food and beverage market that has yet to convert to plastic.

17. Please provide a basis for your projection of a $100 million cost savings resulting from your integration of O-I Plastics.

18. You cite Datamonitor and Plastics News as the source of some of the statistics. Please tell us supplementally whether Datamonitor and Plastics News` information was prepared for you or for use in this prospectus, or whether it is widely and publicly available. Tell us whether Datamonitor and Plastics News consented to your use of their information in this prospectus. We may have additional comments upon review of your response.

19. We note your statement that a considerable portion of industry capacity comes from in-house packaging operations of major beverage companies. Please discuss the effect, if any, this state of affairs may have on your competitive position.

Competition, page 57

20. Please place your competitive position in context by disclosing the market share percentage you have of each market in which you participate to the extent known.

Intellectual Property, page 60

21. Please disclose the duration and status of your most important patents. Disclose the extent to which your manufacturing equipment designs can be legally copied by your competitors.

Management, page 64

22. Please identify the directors pursuant to Item 401 of Regulation
S-K and clarify the function of the advisory committee.

23. Please disclose whether or not you or Holdings have an audit committee and if not, when you plan to implement one. If you have an audit committee, please identify the members. We note disclosure regarding your compensation committee on page 66. Please identify its members.

Option/SAR Grants in the Last Fiscal Year, page 69

24. Please provide this information in tabular format as required by
Item 402(c) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 73

25. For each of the agreements listed, please disclose the amount of consideration paid under the agreement during your last three fiscal years pursuant to Instruction 2 of Item 404 of Regulation S-K.

Terms of the Exchange Offer, page 81

26. Please revise your letter of transmittal to comply with the following comments.

27. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change. Provide us your views on whether waiver of any condition will constitute a material change requiring that at least five business days remain in the offer after the waiver`s notice.
Also,
disclose that the notice will disclose the number of securities tendered as of the notice`s date as required by Rule 14e-1(d) under the Exchange Act.

Certain Conditions to the Exchange Offer, page 83

28. You reserve the right "to delay the acceptance of any old notes."
Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

29. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

30. Please disclose the basis upon which you will determine whether material conditions have been satisfied and note that you must include an objective standard for the determination of whether a condition has been satisfied.

31. An exchange offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise the condition in the third bullet, which states: "any action or proceeding ... that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer."

Description of the Notes, page 90

32. Under Rule 421(b) of Regulation C, you must avoid copying complex information directly from the underlying indenture without any clear and concise explanation of this information. It appears that you took much of the language in the body of the prospectus directly from the underlying indenture. Please rewrite this disclosure to comply with Rule 421(b) of Regulation C.

Certain Definitions, page 123

33. Please eliminate definitions of terms that you do not use in the prospectus or whose meanings are apparent or commonly understood. Examples of these terms include, but are not necessarily limited to:
Board of Directors, Equity Offering, GAAP, Government Securities, and
Investments.

Certain U.S. Federal Income Tax Considerations, page 151

34. Please remove the word "certain" here and elsewhere, as appropriate. Rule 601(b)(8) of Regulation S-K requires you to disclose all material U.S. federal income tax considerations.

35. Did you receive an opinion of tax counsel with respect to these federal income tax considerations? If so, please file with your next amendment. If not, please disclose this.

Financial Statements

Note 22. Condensed Guarantor Data, page F-36

36. If true, please disclose whether the guarantees are joint and several. If that statement is not true, demonstrate how you comply with Rule 3-10 (d) of Regulation S-X and clarify for us why Graham Packaging Company, L.P. financial statements are not filed. We note that Graham Packaging Company, L.P. is the issuer of the securities being registered.

Form of Letter of Transmittal

37. Delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has read, all of the terms of the exchange offer.

Graham Packaging Holdings Company
Form 10-K for the Year Ended December 31, 2004

General

38. Please address the comments above in your future periodic filings as applicable.

Item 9A. Controls and Procedures, page 74

39. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise this Item if future filings to refer to the current Exchange Act Rules. See SEC
Release
No. 33-8238, which became effective August 14, 2003.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   Please contact Marie Trimeloni at (202) 551- 3734 or Nathan Cheney at (202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 942-7470 or the undersigned branch Chief who supervised review of this filing at (202) 551-3767 with any other questions.

Sincerely,


      Jennifer Hardy
      Branch Chief


cc:	Mark C. Smith, Esq.
	(212) 735-2000
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE